SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)




            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)




                     MARTHA STEWART LIVING OMNIMEDIA, INC.
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                                (Name of Issuer)


                     CLASS A COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)


                                   573083102
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                                 (CUSIP Number)


                               DECEMBER 31, 2001
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|        Rule 13d-1(b)

               |_|        Rule 13d-1(c)

               |X|        Rule 13d-1(d)


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                                  SCHEDULE 13G
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    CUSIP NO. 573083102                                      Page 2 of 7
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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    Sharon Patrick

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                       (b)  |X|

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   3          SEC USE ONLY

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   4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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               5   SOLE VOTING POWER
                   1,851,765 Shares of Class A Common Stock

  NUMBER OF   -----------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES          150,000 Shares of Class A Common Stock

BENEFICIALLY  -----------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED          1,851,765 Shares of Class A Common Stock

   BY EACH    -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING        150,000 Shares of Class A Common Stock

 PERSON WITH
-------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,001,765 Shares of Class A Common Stock (1)
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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                     |_|
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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    13.0% (2)
-------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
-----------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 273,174 shares of Class A Common Stock, par value $0.01 ("Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc., which are subject to options exercisable within 60 days of the date hereof, and 150,000 shares of Class A Common Stock held by the Sharon Patrick 2001 Charitable Remainder Trust, of which Sharon Patrick is a trustee and a beneficiary of a lifetime annuity, and excludes 479,172 shares of Class A Common Stock, which are subject to options not exercisable within 60 days of the date hereof.

(2) Represents 4.1% of the outstanding common equity of Martha Stewart Living Omnimedia, Inc., including Class B Common Stock, par value $0.01, of Martha Stewart Living Omnimedia, Inc.

                                  SCHEDULE 13G
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    CUSIP NO. 573083102                                      Page 3 of 7
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ITEM 1(A)    NAME OF ISSUER:

             Martha Stewart Living Omnimedia, Inc. (the "Company")


ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             11 West 42nd Street
             New York, New York  10036


ITEM 2(A)    NAME OF PERSON FILING:

             This Statement is filed by and on behalf of Sharon Patrick.


ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             11 West 42nd Street
             New York, New York  10036


ITEM 2(C)    CITIZENSHIP:

             United States


ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

             Class A Common Stock, par value $0.01 ("Class A Common Stock").


ITEM 2(E)    CUSIP NUMBER:

             573083102


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                                  SCHEDULE 13G
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    CUSIP NO. 573083102                                      Page 4 of 7
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ITEM 3:    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)   |_| Broker or dealer registered under Section 15 of the
                         Exchange Act.
           (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
           (c)   |_| Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.
           (d)   |_| Investment company registered under Section 8 of the
                         Investment Company Act.
           (e)   |_| An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);
           (f)   |_| An employee benefit plan or endowment fund in accordance
                         with Rule 13d-1(b)(1)(ii)(F);
           (g)   |_| A parent holding company or control person in accordance
                         with Rule 13d-1(b)(1)(ii)(G);
           (h)   |_| A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
           (i)   |_| A church plan that is excluded from the definition of an
                         investment company under Section 3(c)(14) of the Investment Company Act;
           (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:    OWNERSHIP.

           (a)  Amount Beneficially Owned:
                2,001,765 shares of Class A Common Stock (includes 273,174 shares, which are subject to options exercisable within 60 days of the date hereof, and 150,000 shares held by the Sharon Patrick 2001 Charitable Remainder Trust, of which Sharon Patrick is a trustee and a beneficiary of a lifetime annuity, and excludes 479,172 shares which are subject to options not exercisable within 60 days of the date hereof).


           (b)  Percent of Class:

                13.0% of the outstanding Class A Common Stock (based on a total of 15,101,708 shares of Class A Common Stock outstanding (as of December 31, 2001, based on information supplied by the Company), and assuming exercise of options on 273,174 shares of Class A Common Stock exercisable within 60 days of the date hereof by Sharon Patrick), and 4.1% of the outstanding common equity of the Company, including Class B Common Stock, par value $0.01 ("Class B Common Stock"), of the Company (based on a total of 48,721,083 shares of Class A and Class B Common Stock outstanding as of December 31, 2001, based on information supplied by the Company, and assuming exercise of options on 273,174 shares of Class A Common Stock exercisable within 60 days of the date hereof by Sharon Patrick).

                                  SCHEDULE 13G
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    CUSIP NO. 573083102                                      Page 5 of 7
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           (c)  Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:

                       1,851,765  shares of Class A Common Stock.

                (ii)   Shared power to vote or to direct the vote:

                       150,000 shares of Class A Common Stock (comprised of 150,000 shares of Class A Common Stock held by the Sharon Patrick 2001 Charitable Remainder Trust, of which Sharon Patrick is a trustee and a beneficiary of a lifetime annuity).

                (iii)  Sole power to dispose or to direct the disposition of:

                       1,851,765 shares of Class A Common Stock.

                (iv)   Shared power to dispose or to direct the disposition of:

                       150,000 shares of Class A Common Stock (comprised of 150,000 shares of Class A Common Stock held by the Sharon Patrick 2001 Charitable Remainder Trust, of which Sharon Patrick is a trustee and a beneficiary of a lifetime annuity).


ITEM 5:    OWNER OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.


ITEM 6:    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.


ITEM 8:    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.


ITEM 9:    NOTICE OF DISSOLUTION OF A GROUP.

           Not applicable.

                                  SCHEDULE 13G
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    CUSIP NO. 573083102                                      Page 6 of 7
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ITEM 10:   CERTIFICATION.

           Not applicable.


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    CUSIP NO. 573083102                                      Page 7 of 7
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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002


                                                      /s/ Sharon Patrick
                                                     ---------------------------
                                                            Sharon Patrick